Exhibit 99.3

FANHUA INC.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: FANH)

Form of Proxy for Extraordinary General Meeting

to be held on October 31, 2024

(or any adjourned or postponed meeting thereof)

Introduction

This form of proxy is furnished in connection with the solicitation by the Board of Directors of Fanhua Inc., a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares of the Company, par value US$0.001 per share (the “Ordinary Shares”) to be exercised at the extraordinary general meeting of the Company (the “Meeting”) to be held at 60/F, Pearl River Tower, No. 15 West Zhujiang Road, Guangzhou, Guangdong 510623, People’s Republic of China on October 31, 2024 at 9 a.m. (local time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying notice of extraordinary general meeting (the “Meeting Notice”).

Only the holders of record of the Ordinary Shares at the close of business on October 1, 2024 (Eastern Time) (the “Record Date”) are entitled to notice of and to vote at the Meeting. Each Ordinary Share is entitled to one vote on all matters subject to vote at the Meeting. The quorum of the Meeting consists of one or more shareholder(s) present in person or by proxy or by duly authorized corporate representative where such shareholder is a corporation, holding or representing not less than an aggregate of one-third of all voting share capital of the Company in issue entitled to vote at the Meeting. This form of proxy and the accompanying Meeting Notice are available for download on the Company’s investor relations website at https://ir.fanhgroup.com/events-and-presentations/annual-general-meeting

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this form of proxy. Where the chairman of the Meeting acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the Meeting. However, if any other matter properly comes before the Meeting, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing a duly signed revocation with the Company at its registered office at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, with a copy delivered to its principal executive offices at 60/F, Pearl River Tower, No. 15 West Zhujiang Road, Guangzhou, Guangdong 510623, People’s Republic of China, which must be received by the Company no later than 48 hours before the time appointed for the Meeting, or (ii) by voting in person at the Meeting.

To be valid, this form of proxy must be completed, signed and returned to the Company’s office (to the attention of: Mr. Peng Ge) at 60/F, Pearl River Tower, No. 15 West Zhujiang Road, Guangzhou, Guangdong 510623, People’s Republic of China or by sending a copy to ir@fanhgroup.com as soon as possible so that it is received by the Company no later than 48 hours before the time appointed for the Meeting.

FANHUA INC.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: FANH)

Form of Proxy for Extraordinary General Meeting

to be held on October 31, 2024

(or any adjourned or postponed meeting thereof)

I/We

Please Print Name(s)

of

Please Print Address(es)

being the registered holder(s) of _____________________ ordinary shares 1, par value US$0.001 per share, of Fanhua Inc. (the “Company”), hereby appoint the Chairman of the Extraordinary General Meeting (the “Chairman”) 2 or _____________________________________ of

as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (or at any adjourned or postponed meeting thereof), and in the event of a poll voting, to vote for me/us as indicated below or on any resolution or motion which is proposed thereat, or if no such indication is given, as my/our proxy thinks fit 3.

	PROPOSALS	FOR [3]	AGAINST [3]	ABSTAIN [3]
1.	As a special resolution, THAT the Company’s English name be changed from “Fanhua Inc.” to “AIX Inc.” and dual foreign (Chinese) name be changed from “泛华控股集团” to “智能未来有限公司”, respectively;

Notes:

[1]	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
[2]	If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING OR” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.
[3]	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN”. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated or, if no instruction is given, the proxy will vote the shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the Chairman acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Your proxy will also be entitled to vote or abstain at his or her discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.

2.

As a special resolution, THAT the authorized share capital of the Company, which is currently US$10,000,000 divided into 10,000,000,000 ordinary shares of a nominal or par value of US$0.001 each, and the rights attaching to the issued shares of the Company, be varied and amended as follows (the “Re-Designation and Variation of Rights”):

(a)       by the re-designation of 8,000,000,000 authorized ordinary shares (including all ordinary shares which are currently issued and outstanding) as Class A Ordinary Shares; and

(b)        by the re-designation of 2,000,000,000 authorized ordinary shares (none of which are currently issued and outstanding) as Class B Ordinary Shares,

and that, in each case, the rights attaching to such shares shall be varied so that they shall have the rights, preferences, privileges and restrictions attaching thereto as set out in the Amended and Restated Memorandum and Articles of Association (as defined below), such that, after and as a consequence of the Re-Designation and Variation of Rights, the authorized share capital will be US$10,000,000 divided into (i) 8,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.001 each and (ii) 2,000,000,000 Class B Ordinary Shares of a nominal or par value of US$0.001 each, having the rights, preferences, privileges and restrictions attaching thereto as set out in the Amended and Restated Memorandum and Articles of Association (as defined below).

3.

As a special resolution, THAT, concurrently with the Re-Designation and Variation of Rights and conditional upon approval of the same, the memorandum and articles of association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association in the form annexed as Exhibit A to the Meeting Notice (the “Amended and Restated Memorandum and Articles of Association”).

4.	As an ordinary resolution, THAT each of the directors of the Company be and is hereby authorized to take any and all action that might be necessary to effect the foregoing resolutions as such director, in his or her absolute discretion, thinks fit.

Dated _______________, 2024	Signature(s) [4] ____________________

[4]	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.

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